UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 14, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 4.01. Changes in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On February 10, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of Med-X, Inc. (the “Company”) dismissed Prager Metis CPAs LLP (“PM”) as the Company’s independent registered public accounting firm. The decision to change accountants was approved by the Company’s Board of Directors effective February 10, 2023. PM’s dismissal was not the result of any disagreement between the Company and PM on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

The audit report of PM regarding the Company’s financial statements for fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2021 and December 31, 2020, and during the period from January 1, 2022 through the date of PM’s dismissal, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with PM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PM would have caused PM to make reference thereto in its reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2020 and December 31, 2021, and through June 30, 2022, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided PM with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that PM furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not PM agrees with the statements related to them made by the Company in this report. A copy of PM’s letter to the SEC dated February 14, 2023 is attached as Exhibit 6.12 to this report.

Newly Engaged Independent Registered Public Accounting Firm

On February 10, 2023, the Audit Committee approved the appointment of BF Borgers CPA PC (“BFB”) as the Company’s new independent registered public accounting firm, effective immediately, to perform independent audit services for the fiscal year ending December 31, 2022. During the fiscal years ended December 31, 2021 and December 31, 2020 and through February 10, 2023, neither the Company, nor anyone on its behalf, consulted BFB regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by BFB that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9. Exhibits to this Report

6.12	Letter Prager Metis CPAs LLC, APC to Securities and Exchange Commission

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: February 14, 2023	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

3